Contact

www.linkedin.com/in/susan-wai-hnin-b1a5b2a4 (LinkedIn)

Top Skills

M&A Advisory Services
Management Consulting
Microsoft Excel

Languages

French (Limited Working)
Burmese (Native or Bilingual)
English (Native or Bilingual)

Honors-Awards

Salutatorian
AP Scholar with Distinction

Susan Wai Hnin

COO & Global Director at Gabar
Yangon

Experience

Gabar

Chief Operating Officer & Global Director
August 2020 - Present (1 year 11 months)

Gabar is a next generation fragrance & skincare house with scents and textures to encourage a more conscious & present way of life. Sustainable, vegan & cruelty-free.

Featured in British Vogue, GQ, Elle UK, Forbes, Hypebae, Dazed, Marie Claire & more.

EC Mergers & Acquisitions

Investment Banking
2017 - August 2020 (3 years)
Greater New York City Area

Leopard Capital LP

Investment Analyst
June 2015 - September 2015 (4 months)

Deloitte

Financial Advisory Intern
July 2014 - September 2014 (3 months)
Yangon, Myanmar

PricewaterhouseCoopers

Advisory Intern
July 2013 - September 2013 (3 months)
Yangon, Myanmar

Education

Columbia College, Columbia University

Bachelor of Arts (B.A.), Financial Economics · (2012 - 2016)

International School of Myanmar

· (2002 - 2012)